Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 2, 2007, relating to the consolidated financial statements and consolidated financial statement schedules of Unitrin, Inc. and management’s report on the effectiveness of internal control over financial reporting (which reports express unqualified opinions and, with respect to our report on the financial statements, include an explanatory paragraph regarding the Company’s change in its method of accounting for defined benefit pension and other postretirement plans in 2006), both appearing in the Annual Report on Form 10-K of Unitrin, Inc. for the year ended December 31, 2006 and incorporated by reference in the Prospectus included in Registration Statement No. 333-127215.

/s/ DELOITTE & TOUCHE LLP

Chicago, IL

May 8, 2007